United States securities and exchange commission logo





                            October 24, 2022

       Pengju Wang
       Co-Chief Financial Officer
       Bgin Blockchain Ltd
       1235, The Chelsea
       69 Jervois Street, Sheung Wan
       Hong Kong

                                                        Re: Bgin Blockchain Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on
September 20, 2022
                                                            CIK No. 0001945565

       Dear Pengju Wang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted on September 20, 2022

       General

   1.                                                   You state that you are
a    digital asset technology company . . . with proprietary
                                                        cryptocurrency-mining
technologies and a strategic focus on small-cap cryptocurrencies.
                                                        Please revise as
follows:
                                                            Provide a complete
list of crypto assets that you have mined, including the periods during which you
mined these crypto assets, the mining difficulty of these assets and the amount of
reward received for each period;
                                                            Discuss your
intention to mine, invest in or transact in crypto assets other than those discussed above and
update this disclosure in future amendments as appropriate;
 Pengju Wang
Bgin Blockchain Ltd
October 24, 2022
Page 2
                Describe your process, if any, for analyzing whether a particular crypto asset that you intend to mine, invest in, or transact in is a "security" within the meaning of Section
              2(a)(1) of the Securities Act and disclose that this is a risk-based judgment, does not constitute a legal determination binding on regulators or the courts and does not preclude legal or regulatory action; and
                Describe in your risk factors the specific potential consequences to you and to investors if it is subsequently determined that you have participated in the unregistered issuance or distribution of securities, including the specific risks inherent in your business model that may necessitate corrective measures as a result of judicial or regulatory actions. Prominently disclose these risks in the Summary.
Cover Page

2. Please clearly and consistently disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations.
         Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
3. We note your disclosure on the cover page describing how cash is transferred through your organization and disclose your intentions to distribute earnings. In this discussion, please provide cross-references to the consolidated financial statements.
Prospectus Summary, page 1

4. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
(CSRC),
       Cyberspace Administration of China (CAC) or any other governmental agency that is
       required to approve you or your subsidiaries    operations, and state
affirmatively whether
       you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you have determined that any permissions are not required, please explain the basis for your determination. If you have
FirstName LastNamePengju Wang
       relied on the advice of counsel in making that determination, please identify counsel and
Comapany    NameBgin
       the consents   on Blockchain  Ltd advised. If you have not relied on the
advice of counsel,
                         which they have
Octoberplease   explain
         24, 2022   Pagewhy
                         2 you have chosen not to do so.
FirstName LastName
 Pengju Wang
FirstName LastNamePengju  Wang
Bgin Blockchain  Ltd
Comapany
October 24,NameBgin
            2022     Blockchain Ltd
October
Page 3 24, 2022 Page 3
FirstName LastName
5. In your summary of risk factors, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
6. We note your inclusion of a structure chart on page 3, which appears to only show share ownership on a pre-IPO basis. Please include a structure chart showing the post-IPO ownership percentages.
7.       We note your disclosure on page 3 that    Decho Investment Limited, a
company controlled
         by Mr. Qingfeng Wu, our chief executive officer, beneficially own all of our Class B ordinary shares and have the ability to control the outcome of matters put to a shareholder
         vote on general meetings       and on page 13 that    upon the
completion of this offering,
         Mr. Qingfeng Wu, our founder and chief executive officer will
beneficially own           % of
         our total issued and outstanding Class A ordinary shares and
% of our total issued
         and outstanding Class B ordinary shares, representing           % of
our total voting power.
         To the extent that new Class B ordinary shares are being issued, or Mr. Wu is transferring all or a part of his Class B shares in connection with the transaction, please describe this, including any additional Class B shares in the Capitalization and Dilution sections.
         Furthermore, please confirm whether you intend to elect to opt out of corporate governance requirements under the Nasdaq Market Rules as a result of
being a    controlled
         company   .
8. Please clarify the distinction, if any, in the terms you use to refer to crypto assets, and add
         the terms    cryptocurrency    and    digital assets    to your list
of defined terms on page 2. If
         there is no distinction, please revise the filing to use a single defined term throughout.
9. On page 13 you disclose that as an emerging growth company you will not be required to conduct an evaluation of your internal control over financial reporting (ICFR) for two years. As Instruction 1 to Item 308 of Regulation S-K provides that
management   s
         evaluation of ICFR must be provided in a registrant   s second annual
report, please revise
         your disclosure accordingly or tell us why you do not need to provide your assessment of
         ICFR for two years. Reference for us the specific provisions of the JOBS Act or other authoritative guidance that supports a two-year deferral.
Through Bgin HK, our Hong Kong subsidiary, we have entered into service agreements with
PRC individuals, page 15

10.      We note your disclosure on page 15 that you    have service agreements
with 34 PRC
         individuals who are based in Mainland China and provide chip and algorithm research and development and daily operation and management services. The service relationship between Bgin HK and such PRC citizens does not constitute a labor relationship which refers to relationship between domestic enterprises and employees under the PRC Labor
         Law       We also note your disclosure on page 84 that you have 34
employees in Mainland
         China with whom Bgin HK has entered into    employment agreements   .
With regard to
         these individuals:
             Please clarify the nature of the relationship between the group and the PRC-based
 Pengju Wang
FirstName LastNamePengju  Wang
Bgin Blockchain  Ltd
Comapany
October 24,NameBgin
            2022     Blockchain Ltd
October
Page 4 24, 2022 Page 4
FirstName LastName
              individuals.
                Please clarify whether the total of 34 includes your officers, which you also note are located in the PRC.
                Please indicate what changes to your workforce are necessitated by moving your mining operations from Mainland China to the United States.
                Please indicate whether you have received legal advice as to whether having officers located in the PRC exposes the Company to liability with regard to the operation of a crypto asset mining firm, notwithstanding the fact that mining operations may take place outside of the PRC.
                Please indicate whether among these 34 individuals, any or all are working on the development of your new ASIC chip, whether this research and development will continue to be located in the PRC and whether this research and development is prohibited by PRC law.
If the shipment of our subsidiaries' mining machines from Mainland China to the U.S. are deemed to be in violation, page 16

11.      You state on page 16 that    in the opinion of Commerce & Finance Law
Offices, [y]our
         PRC legal counsel, as of the date of this prospectus, [y]our subsidiaries are not in violation of any applicable PRC laws and regulations by simply owning mining machines in
         Mainland China    and that, as of August 5, 2022, you have    841 set
[sic] of mining
         machines in operation in the PRC.    Please clarify whether the
continuing operation of
         mining machines following the listing of cryptocurrency mining as an eliminated
         industry    by the National Development and Reform Commission is
within the scope of
         PRC counsel's opinion and, if not, discuss the attendant risks. Through Bgin HK, our Hong Kong subsidiary, we have and had entered into agreements with our affiliated entities..., page 16

12. We note that you continue to operate mining machines in the PRC following crypto asset mining being included by the National Development and Reform Commission in
         the Catalogue for Guiding Industry Restructuring as an eliminated industry. Please
         discuss management   s decision to continue mining operations in the
PRC after the
         effective date, including any analysis undertaken of the potential rewards from continuing operations versus the risks of violating PRC regulations.
Risk Factors
If cryptocurrencies are determined to be investment securities, and we hold a significant portion of our assets in cryptocurrencies..., page 37

13.      We note your statements that "The legal test for determining whether any given
         cryptocurrency is a security is a highly complex, fact-driven analysis that may evolve over
         time" and that "the SEC   s views in this area have evolved over time
and it is difficult to
         predict the direction or timing of any continuing evolution." Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and staff
 Pengju Wang
Bgin Blockchain Ltd
October 24, 2022
Page 5
         have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws. Any change in the interpretive positions of the SEC or its staff with respect to cryptocurrencies or digital asset mining firms..., page 38

14. Please revise to disclose the basis by which you conclude that you "do not believe that cryptocurrencies are securities." In particular, clarify whether you regard
         "cryptocurrencies" as a distinct subset of crypto assets and whether you are referring to the crypto assets you mine and hold or a broader list of assets.
15. Please revise this risk factor to delete the statement that "the SEC Staff has not provided guidance with respect to the treatment of [crypto] assets under the 1940 Act" and revise to clarify that, if the crypto assets you mine or hold, or plan to mine or hold, are determined to be securities, you may be required to register as an investment company or to adjust your strategy or assets. Finally, please revise the header to this risk factor to appropriately identify the risk of operating as an unregistered investment company. There is no one unifying principle governing the regulatory status of cryptocurrency, page 38

16. Please revise the third paragraph of this risk factor as it is out of date and omits material regulatory and legislative developments involving crypto assets. Similarly revise the heading. The legal tests to determine whether an instrument is a "security" are well-
         established by U.S. Supreme Court case law and the Commission and staff reports, orders, and statements providing guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 59

17. Please discuss, including quantitatively where possible, all known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example your strategy shift to "more profitable" alternative crypto assets, that you are in the process of relocating substantially all of your mining operations from the PRC to the US, and that as of August
       5, 2022, a substantial majority of your mining machines are "not under operation."
FirstName LastNamePengju Wang
18. Please substantiate your claims that you are shifting to mining "more profitable" crypto
Comapany    NameBgin
       assets           Blockchain
               by including         Ltd analysis for each crypto asset you earn
or mine comparing
                            a breakeven
Octoberyour
         24, cost
             2022toPage
                     earn5or mine one crypto asset with the value of that
crypto asset.
FirstName LastName
 Pengju Wang
FirstName LastNamePengju  Wang
Bgin Blockchain  Ltd
Comapany
October 24,NameBgin
            2022     Blockchain Ltd
October
Page 6 24, 2022 Page 6
FirstName LastName
Regulatory environments regarding cryptocurrencies, page 60

19. Please discuss, including quantitatively if possible, how the regulatory environment in which you operate has driven operating costs and strategy with respect to where you operate and what alternative crypto assets you mine. Similarly revise the applicable risk factors and the Prospectus Summary.
Volatility in market price of cryptocurrencies, page 60

20. Please quantify the price volatility of crypto assets generally and of the specific alternative crypto assets you mine for the periods presented and through the most recent practicable date. Also describe the factors you consider in determining to adjust the ratio or mix of crypto assets mined. Similarly revise the applicable risk factors and the
         Prospectus Summary.
Revenues, costs of sales and gross profit margin, page 61

21. Please quantify the amounts of and revenues generated from each individual crypto asset mined during the periods discussed.
Liquidity and Capital Resources
Cash Flows and Working Capital, page 63

22. Please explain to us why you indicate in the first paragraph of this section that you have financed your operations primarily through cash generated by operating activities when your statements of cash flows on page F-6 and summary of cash flows on page 64 depict cash used in operating activities of $6.7 million in 2021 and $2.2 million in 2020.
Critical accounting policies, page 66

23. Please revise your disclosure to provide the qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimates for cryptocurrency revenue recognition and impairment have had or are reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. In your revised disclosure discuss why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. See Item 303(b)(3)
         of Regulation S-K.
Industry
Competitive Landscape of Global Alternative Cryptocurrency Mining Market, page
70

24.      You disclose that Bgin holds    a leading position in terms of the
market share in mining
         certain alternative cryptocurrencies, including CKB (Nervos Network),
HNS
 Pengju Wang
Bgin Blockchain Ltd
October 24, 2022
Page 7
         (Handshake), TRB (Tellor), and DGB (DigiByte).    Please revise
throughout to remove
         "leading" claims with respect to alternative crypto assets that you no longer mine. Also clarify whether you have mined or held other crypto assets since your inception and revise the table on page 70 to clarify in which periods you have mined specific crypto assets.
Business, page 71

25. Please discuss your methods of power generation, including the sources of energy, any renewable energy credits or tax credits of which you avail yourself, and, for each of the periods presented: electricity rates paid, costs per megawatt hour and average costs per crypto asset mined. Also revise the table on page 76 by clarifying the periods included in the cost to revenue metric. To the extent that changes in period over period costs to revenues represent a material trend, please discuss in MD&A. Competitive Strengths , page 72

26.      We note your disclosure that your    subsidiaries    mining machines
are equipped with
         FPGA chips    and that your subsidiaries are developing proprietary
ASIC chips. Please
         discuss why you are switching from using FGPA chips to ASIC chips, and quantify the anticipated increases in computing power, energy efficiency, or rewards expected from the change to using mining machines that use ASIC chips.
Growth Strategies, page 73

27.      We note your disclosure that your    subsidiaries are in the process
of developing two
         mining pools specially designed for mining small-cap cryptocurrencies and [y]our subsidiaries expect to launch these mining pools by the end of 2022. Please discuss your proposed mining pools, including how you plan to attract participants, your proposed economic arrangements (including payout and fee schemes), the tools you will provide to participants, what security measures you will use to protect your pool from disruption, and the size and combined hashrate your pools will aim to achieve. Please also disclose how mined assets will be held and ultimately delivered to pool participants. To the extent that assets are to be held on behalf of pool participants for any length of time, please expand your risk factor disclosure to disclose the potential risks of loss of mined assets.
Arrangements with our Affiliated Entities in the PRC, page 75

28. We note that you conduct your operations in the PRC through agreements with companies beneficially owned by your CEO, Qingfeng Wu, and your board chairman, Qiuhua Li.
       Please include risk factor disclosure describing the potential for conflicts between you and the affiliated companies, and disclose whether the agreements with Bgin Shenzen and
FirstName LastNamePengju Wang
       Bgin Zhongshan were conducted at arm   s length. In light of your
movement of operations
Comapany    NameBgin
       out of           Blockchain
              the PRC clarify what Ltd
                                    agreements you intend to remain in place
with the affiliated
       companies.
October 24, 2022 Page 7
FirstName LastName
 Pengju Wang
FirstName LastNamePengju  Wang
Bgin Blockchain  Ltd
Comapany
October 24,NameBgin
            2022     Blockchain Ltd
October
Page 8 24, 2022 Page 8
FirstName LastName

Performance metrics, page 75

29. Please quantify your network hash rate and mining difficulty for the periods presented in the prospectus, discuss how your performance compares to any industry benchmarks, and discuss the reasons for any period over period changes in each performance metric.
         Please also place these metrics in context by discussing the interrelationship between these metrics, adjustments to mining ratios in response to crypto asset market volatility, and the number of mining machines under operation and not under operation for the periods presented and through the most recent practicable date. Mining Farm and Hosting Facilities, page 81

30. We note your disclosure on page 1 that, as at August 5, 2022, 841 of your mining machines are being operated in China; 875 are in shipment from China to the US; 1,521 are being stored in Shenzhen China awaiting shipment; and that you expect to transport all the mining machines owned by your subsidiaries to Nebraska by October 2022. Please update this section and disclose:
             Whether the machines in use in mainland China as of August 5 have also been shipped to the US;
             The timeline for the installation and integration of your Chinese mining machines in the US;
             Discuss key steps such as acquiring additional farm space or sourcing additional power generation;
             With respect to the hosting arrangement in Omaha, any termination provisions and whether the third party provider maintains insurance for interruption of service or damage to miners; and
             To the extent that all of your machines are not currently in operation in the United
              States, in the risk factors describe the risks related to the shipment and integration of your Chinese mining equipment into your US operations.
Mining Results, page 82

31.      You state that you    measure the success of [your] operations by the
value of the
         cryptocurrency rewards [your] subsidiaries earn from their mining
activities.    Please
         disclose the amount of reward earned by your subsidiaries for each crypto asset mined for each of the period covered.
32. Please disclose whether you have a policy regarding when and how you will exchange your mined crypto assets for Tether and fiat currency and through what exchange. To the extent you have an agreement with a third-party exchange, disclose the material terms and file the agreement as an exhibit to the registration statement, and discuss the fees incurred in converting your crypto assets to fiat currency. Additionally, given your disclosure on page 32 that your subsidiaries store all of their crypto assets in hot wallets, discuss what security precautions you take to protect your assets.
 Pengju Wang
FirstName LastNamePengju  Wang
Bgin Blockchain  Ltd
Comapany
October 24,NameBgin
            2022     Blockchain Ltd
October
Page 9 24, 2022 Page 9
FirstName LastName
Consolidated Balance Sheet, page F-3

33. Your header indicates that amounts are in US$ except for share data and per share data.
         As it appears that the par value of your Class A and Class B ordinary shares is denominated in US dollars, please revise your header to remove reference to per share data. This comment also applies to your consolidated statements of operations and comprehensive income as your basic and diluted net income per share are denominated in
         US dollars and to your consolidated statements of changes in shareholders' equity and cash flows as those statements do not contain per share data. Finally, as your statements of cash flows do not include share data, remove reference to such. Consolidated Statements of Operations and Comprehensive Income, page F-4

34. Please provide us your analysis supporting classification of realized gains/losses on sale/exchange of cryptocurrencies and impairment of cryptocurrencies in other income/expense. Reference for us the authoritative literature you rely upon to support your position.
Notes to Consolidated Financial Statements
Note 2: Summary of significant accounting policies
Reorganization, page F-7

35. You disclose that you accounted for the June 2022 corporate reorganization as a transaction between entities under common control. As it appears from your disclosure on pages 3, 98 and elsewhere that Decho Investment Limited, controlled by Mr. Qingfeng
         Wu, controls the registrant after the reorganization and as it appears from disclosure on page 92 that Mr. Qiuhua Li founded and appears to have controlled Bgin Tech Limited, please provide us your analysis supporting the accounting for your June 2022 reorganization as a transaction between entities under common control. In your response tell us the ownership/voting percentages held by each of Mr. Wu and Mr. Li for each entity before the reorganization and confirm that after the reorganization only Mr. Wu indirectly controls the registrant.
Revenue recognition, page F-9

36. Please provide us your analysis supporting your revenue recognition policy for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you rely upon to support your accounting and specifically address the following:
             As it relates to step 1 in ASC 606:
               o Provide us a sample contract and cross reference your analysis to the specific provisions of that contract.
               o Tell us whether there are any penalties for contract termination by either party and explain when a contract begins and describe its term for accounting purposes. As it appears that you may cancel at any time, tell us what happens if
 Pengju Wang
FirstName LastNamePengju  Wang
Bgin Blockchain  Ltd
Comapany
October 24,NameBgin
            2022     Blockchain Ltd
October
Page 10 24, 2022 Page 10
FirstName LastName
                   you cancel midterm. Also explain whether you can withdraw computing power midterm and reinstitute it later that same day.
                As it relates to step 2 in ASC 606, substantiate how the provision of computing power to the mining pool is your sole performance obligation.
                As it relates to step 3 in ASC 606:
                o Identify the consideration specified in the contract, how the amount of consideration is determined and explain how you apply the variable consideration constraint in ASC 606-10-32-11 through 32-13.
                o Tell us the payment terms for cryptocurrencies earned from the mining pool operator and substantiate how valuing these assets upon receipt is not materially different than the fair value at contract inception.
                o Tell us the relevance of the fair value of cryptocurrencies on the date received being not materially different than the time you earned the award from the mining pool operator.
                o Tell us why it is appropriate to deduct transaction fees to the mining pool operator from revenue. Clarify whether the single amount (i.e., the net fees received) represents the transaction price paid to you in satisfaction of your performance obligation to the pool operator and if the amounts retained by the pool operator relate to the activities it must undertake to fulfill its contract with you.
                         Provide your analysis of the guidance for determining
the transaction price
                         beginning at ASC 606-10-32-2; that is, based on your
contract with the
                         pool operator, tell us the amount of consideration to
which you are entitled
                         for providing computing power to the pool operator. Explain why "other service charges" paid to the mining pool operator for
                         the TRB cryptocurrency, as disclosed on page 62, are
included in cost of
                         services and not deducted from revenue.
                Tell us your accounting for the receivables denominated in cryptocurrencies.
Cryptocurrencies, page F-10

37. Please tell us why it is appropriate to classify your cryptocurrencies as current assets when indefinite-lived intangible assets are generally considered "other assets" under Rule 5-
         02.17 of Regulation S-X.
38. Regarding your impairment testing for your cryptocurrencies, please address the following and reference for us the authoritative literature you rely upon to support your accounting:
             Tell us the market(s) you use to determine the quoted price used to assess impairment for each of your significant cryptocurrency holdings.
             Tell us whether these market(s) are the principal market(s) for each significant holding and, if not, explain why not.
             Tell us how often you assess impairment and the timing of the quoted price used in your assessment.
 Pengju Wang
Bgin Blockchain Ltd
October 24, 2022
Page 11
                Explain how you apply the qualitative assessment given the existence of a quoted price on apparently active markets.
39. As your receipt of cryptocurrencies awarded through your mining activities are noncash activities, please revise your disclosure to clarify. In addition, provide us your analysis supporting classification of cash inflows from the sale of cryptocurrencies received from mining activities as investing activities, specifically indicating your consideration for classifying these cash flows as operating activities. Reference for us the authoritative literature you rely upon to support your classification.
Note 5: Cryptocurrencies, page F-13

40. As the amounts presented in your table for sale/exchange of cryptocurrencies in each year presented agree with the proceeds from the sale of cryptocurrencies on your statements of cash flows, please represent to us, if so, that there were no exchanges of one cryptocurrency for another in the periods presented. If so, revise your disclosure to clarify. If you exchanged one cryptocurrency for another in the periods presented, revise your statements of cash flows to disclose the noncash investing or operating exchanges, as appropriate.
41. Please confirm that, although your policy is to reflect cryptocurrencies purchased as investing activities in your statements of cash flows, you had no such purchases in the periods presented. Otherwise, revise your table here to separately present such purchases.
42. Please revise your disclosure to identify and quantify each significant cryptocurrency held at each balance sheet date.
Note 7: Income Taxes, page F-13

43.      Please revise your disclosure to:
             provide the components of pre-tax income between the Cayman Islands and foreign jurisdictions as required by Rule 4-08(h)(1)(i) of Regulation S-X; and
             separately provide the significant temporary differences reconciling items in the table on page F-14 as required by Rule 4-08(h)(2) of Regulation S-X. Otherwise, tell us why these disclosures are not warranted.
Note 9: Earnings per share, page F-15

44. In your policy note on page F-12 you disclose your use of the two-class method but you appear to present a single earnings per share amount and do not appear to have other
FirstName LastNamePengju Wang
       participating securities. Please provide us your analysis referencing the authoritative
Comapany    NameBgin
       literature       Blockchain
                  you rely          Ltd your use of the two-class method or
revise your
                           upon to support
Octoberdisclosure
         24, 2022 accordingly.
                   Page 11
FirstName LastName
 Pengju Wang
FirstName LastNamePengju  Wang
Bgin Blockchain  Ltd
Comapany
October 24,NameBgin
            2022     Blockchain Ltd
October
Page 12 24, 2022 Page 12
FirstName LastName
        You may contact Mark Brunhofer at 1-202-551-3638 or Sharon Blume at 1-202-551-
3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 1-202-551-4162 or Nolan McWilliams at 1-202-
551-3217 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance